September 8, 2010

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Mr. John Reynolds
Assistant Director

Re:	Iconix Brand Group, Inc. Form 10-K; 10-K/A Filed February 26, 2010; April 30, 2010 File No. 001-10593

Dear Mr. Reynolds:

On behalf of Iconix Brand Group, Inc. (the “Company”), set forth below is the Company’s response to the September 3, 2010 telephonic request of the Staff of the Securities and Exchange Commission (“Commission”).  The Staff requested that the Company provide the Staff with the language the Company proposes to include in its future filings in response to Comment 1 contained in the Commission’s letter dated August 2, 2010.

 Based on the Form 10-K/A filed by the Company with the Commission on April 30, 2010 (page 11), the disclosure the Company intends to include in future Compensation Discussion & Analysis Sections with respect to the equity awards disclosure would read as follows:

“Generally, restricted stock and stock option awards granted to named executive officers as either initial or annual performance grants or in connection with employment agreement renewals vest in equal installments over the term of the agreement, or a period determined by the nominating/governance committee or compensation committee, typically beginning on the first anniversary of the date of grant. Restricted stock grants for 2009 were as follows: Mr. Cole – 472,674 performance-based restricted stock units, Mr. Clamen – 72,166 shares of restricted stock, Mr. Tarshis – 72,166 shares of restricted stock, Mr. Shmidman – 76,954 shares of restricted stock, and Mr. Blumberg – 35,826 shares of restricted stock.  These grants vest over a one to three year period.  In addition, in 2009 Mr. Blumberg was granted an aggregate of 30,000 options as a result of the Company’s consummation of two acquisitions that met certain specified performance criteria set forth in his employment agreement; these options vested immediately.  For a discussion of the performance criteria used to determine Messrs. Cole’s and Blumberg’s equity awards, please see the description of their respective employment agreements following the Summary Compensation Table.” (Emphasis added to show proposed additional disclosure.)

Securities and Exchange Commission
September 8, 2010
Page -2-

Closing Comments

In connection with the foregoing responses of the Company to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or either Ethan Seer, Esq. or Kathleen A. Cunningham, Esq. of Blank Rome, LLP at (212) 885-5393 and (212) 885-5175, respectively.

Very truly yours, /s/ Warren Clamen Warren Clamen Chief Financial Officer

cc:	Andrew Tarshis, Esq. Ethan Seer, Esq. Kathleen A. Cunningham, Esq.